Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
July 25, 2007
Dear Park View Federal Savings Bank Employee:
I am excited to inform you that PVC Capital Corp. has agreed to become part of the United Community Financial Corp. family. United Community is a unitary thrift holding company headquartered in Youngstown, Ohio with two subsidiaries: The Home Savings and Loan Company, an Ohio-chartered savings bank, and Butler Wick Corp., a trust and securities brokerage firm. Home Savings operates 38 full-service branches and five loan production offices throughout Ohio and Western Pennsylvania, while Butler Wick has 19 offices and two trust office facilities located in Northeastern Ohio and Western Pennsylvania.
Upon completion of this acquisition, which is anticipated to be at or near year end, Park View Federal Savings Bank Park View branches will become Home Savings branches and signage will reflect the change. It is my strong belief, and that of our Board of Directors, that this acquisition will greatly improve our ability to serve our customers with a broadened array of products and services, as well as an expanded branch network.
As you know, Park View Federal Savings Bank has been a vital part of Greater Cleveland communities for several generations, faithfully serving its customers, friends and family. Therefore, it was extremely important for us to know that this new relationship would not disrupt our deep roots, only strengthen them.
This brings me to the reason why Home Savings is the right match for Park View. Home Savings is a community-based financial institution with a 118-year history of offering personalized banking services to the small- to mid-sized communities that it serves and, like Park View, it has derived much of its success because of its unwavering commitments to delivering exceptional customer service and giving back to the communities in which it serves.
We forged this relationship because of the common belief that community-based financial services companies, such as Home Savings, are in the best position to offer value-added services to their customers. You will find that our customers will benefit greatly from the wide range of enhanced product offerings, including investment products and expanded mortgage and commercial lending programs. Customer accounts will continue to be handled in the same manner at the same branch by the same bank employees they have come to know and trust throughout their relationship with Park View. In other words, business will continue to be conducted at our usual high standard — just as it has for the past 87 years.
Home Savings is committed to internal communication. Therefore, as we continue to move forward with this transition in the days, weeks and months ahead, you will be receiving additional communications from the Home Savings management team. In the meantime, if you have questions about any other aspect of this acquisition, please feel free to call me directly. I also encourage you to visit www.homesavings.com for more information about Home Savings. Thank you for your continued support and cooperation as we open a new and exciting chapter in our history together.
Sincerely,
John R. Male

Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
July 25,2007
Dear Park View Federal Savings Bank Customer:
We are excited to inform you that PVC Capital Corp. has agreed to become part of the United Community Financial Corp. family. United Community is a unitary thrift holding company headquartered in Youngstown, Ohio with two subsidiaries: The Home Savings and Loan Company, an Ohio-chartered savings bank, and Butler Wick Corp., a trust and securities brokerage firm. Home Savings operates 38 full-service branches and five loan production offices throughout Ohio and Western Pennsylvania, while Butler Wick has 19 offices and two trust office facilities located in Northeastern Ohio and Western Pennsylvania.
Upon completion of this acquisition, which is anticipated to be at or near year end 2007, Park View Federal Savings Bank branches will become branches of The Home Savings and Loan Company. We believe that this new strategic relationship will better serve all of our customers with a broadened array of financial products and an expanded branch network.
As you know, Park View has been a vital part of the Greater Cleveland area community for many generations, faithfully serving its customers, friends and family. Therefore, it was extremely important for us to know that this new relationship would not disrupt our deep roots, only strengthen them.
This brings me to the reason why United Community and its subsidiaries are the right match for Park View. Home Savings is a community-based financial institution with a 118-year history of offering banking services to the small-to-mid sized communities that it serves and, like Park View, it has derived much of its success because of unwavering commitments to delivering exceptional customer service and giving back to the communities in which it serves.
We forged this relationship because of the common belief that community-based financial services companies, such as Home Savings, are in the best position to offer value-added products and services to their customers. As far as service is concerned, business will continue to be conducted at our usual high standard — as it has for the past 87 years. In fact, because under the Home Savings name we will be offering a greater variety of products and services, as well as a network of 55 branches, our valued customers will be significant beneficiaries of this union.
Home Savings is committed to customer communication. Therefore, as we move forward with this transaction, you will be receiving further communications. In the meantime, we encourage you to visit www.homesavings.com for more information about the company.
If you have questions about any aspect of this transaction, please feel free to call either of us at the numbers listed below. We look forward to continuing our relationship with you and helping you with your financial needs.

Sincerely,	Sincerely,
John R. Male Chairman and CEO Park View Federal Savings Bank	Douglas M. McKay Chairman and CEO United Community Financial Corp.

Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
July 25, 2007
Dear Home Savings Employee:
We are pleased to announce that United Community Financial Corp., our parent company, has agreed to acquire PVC Capital Corp. PVC Capital Corp. is a unitary thrift holding company headquartered in Solon, Ohio. Its subsidiary, Park View Federal Savings Bank, was founded in 1920 and has assets totaling $908 million. Park View Federal operates 17 full-service branches throughout the Greater Cleveland area. Upon completion of this acquisition, anticipated to be at or near year end 2007, Park View Federal Savings Bank will become part of The Home Savings and Loan Company.
It is our strong belief, and that of our Board of Directors, that this is an important step in implementing our strategic plan to grow our company through product and geographic expansion. The acquisition of Park View will give Home Savings additional growth opportunities in new markets and will strongly complement the expansion we have achieved in the past several years. Furthermore, our employees will benefit from increased job opportunities, our customers will benefit from an expanded branch network and our shareholders will benefit since this deal is expected to be immediately accretive to earnings per share.
We did not enter into this decision lightly. As you know, Home Savings has been a vital part of local communities for several generations, faithfully serving its customers, friends and family. Therefore, it was extremely important for us to know that this new relationship would not disrupt our deep roots, only strengthen them.
Park View is the right match for Home Savings. Park View is a community-based financial institution with an 87-year history of offering personalized banking services to the small- to mid-sized communities that it serves and, like Home Savings, it has derived much of its success because of its unwavering commitments to delivering exceptional customer service and giving back to the communities in which it serves.
As we continue to move forward with this transition in the days and weeks ahead, you will be receiving additional information. In the meantime, if you have questions about any aspect of this acquisition, please feel free to call either of us. Thank you for your continued support and cooperation as we open a new and exciting chapter in our history together.

Sincerely,	Sincerely,
Douglas M. McKay Chairman of the Board, CEO United Community Financial Corp.	Patrick W. Bevack President and COO The Home Savings and Loan Company

Filed by: PVF Capital Corp. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: United Community Financial Corp.
Commission File No.: 0-024399
July 25, 2007
Dear Butler Wick Employee:
We are pleased to announce that United Community Financial Corp., our parent company, has agreed to acquire PVC Capital Corp. PVC Capital Corp. is a unitary thrift holding company headquartered in Solon, Ohio. Its subsidiary, Park View Federal Savings Bank, was founded in 1920 and has assets totaling $908 million. Park View Federal operates 17 full-service branches throughout the Greater Cleveland area. Upon completion of this acquisition, anticipated to be at or near year end 2007, Park View Federal Savings Bank will become part of The Home Savings and Loan Company.
It is our strong belief, and that of our Board of Directors, that this is an important step in implementing our strategic plan to grow our company through product and geographic expansion. The acquisition of Park View will give Home Savings and Butler Wick additional growth opportunities in new markets and will strongly complement the expansion we have achieved in the past several years. Furthermore, our employees will benefit from increased job opportunities, our customers will benefit from an expanded branch network and our shareholders will benefit since this deal is expected to be immediately accretive to earnings per share.
We did not enter into this decision lightly. As you know, Home Savings and Butler Wick have been a vital part of local communities for several generations, faithfully serving their customers, friends and family. Therefore, it was extremely important for us to know that this new relationship would not disrupt our deep roots, only strengthen them.
Park View is the right match for us. Park View is a community-based financial institution with an 87-year history of offering personalized banking services to the small- to mid-sized communities that it serves and, like Home Savings and Butler Wick, it has derived much of its success because of its unwavering commitments to delivering exceptional customer service and giving back to the communities in which it serves.
As we continue to move forward with this transition in the days and weeks ahead, you will be receiving additional information. In the meantime, if you have questions about any aspect of this acquisition, please feel free to call either of us. Thank you for your continued support and cooperation as we open a new and exciting chapter in our history together.

Sincerely,	Sincerely,
Douglas M. McKay Chairman of the Board, CEO United Community Financial Corp.	Thomas J. Cavalier President, CEO and Chairman Butler Wick Corp.